UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42305

Springview Holdings Ltd

(Translation of registrant’s name into English)

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

 Edward C Ye Resigns as Independent Director of the Company

Effective January 16, 2026, Mr. Edward C Ye resigned from his position as an independent director of Springview Holdings Ltd (the “Company”), including as a member and chairperson of the Company’s audit committee and as a member of the Company’s compensation committee and nominating and corporate governance committee. Mr. Ye’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

Xirui Guo Appointed as Independent Director and Chairperson of the Audit Committee of the Company

Effective January 16, 2026, following Mr. Ye’s resignation, the Company appointed Mr. Xirui Guo as an independent director of the Company and as a member and chairperson of the Company’s audit committee and as a member of the Company’s compensation committee and nominating and corporate governance committee

Mr. Guo will receive a monthly compensation of US$2,000 payable on a quarterly basis, and will be reimbursed for reasonable expenses incurred in connection with the performance of his duties.

The biographical information of Mr. Xirui Guo is set forth below:

Mr. Xirui Guo has served as Chief Financial Officer of Youxin Technology Ltd since December 2024. Since July 2021, he has served as Executive Director of IBD at Fern Win Group, where he has provided finance and listing consulting services to pre-IPO projects. From January 2021 to July 2021, Mr. Guo served as Deputy General Manager and Chief Financial Officer of Shenzhen Chuang Fei Ge (CFG) Environmental Ltd., where he was responsible for IPO preparation work and establishing legal compliance and internal control systems. From September 2018 to December 2020, Mr. Guo served as Assistant President of Yong Cheng Ying Fu (YCYF) Asset Management Ltd., where he led investment teams and successfully invested over RMB200 million in projects. From June 2017 to September 2018, Mr. Guo served as Managing Director of the Legal and Compliance Department of Huarong (HK) Industrial & Financial Investment Ltd., a subsidiary of China Huarong Asset Management Co., Ltd., where he participated in investment projects and was responsible for establishing legal and compliance functions. From September 2014 to May 2017, Mr. Guo served as Finance Controller of Pure Fiji Australia Pty Ltd. Mr. Guo received a Master of Accounting degree from Macquarie University and a Bachelor of Law degree from Sichuan University.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Xirui Guo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: January 16, 2026	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

3